SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

October 8, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

October 8, 2003

                                                            Symbol – TSX: KGI

THREE YEAR CAMP-WIDE EXPLORATION PROGRAM LAUNCHED

SHAFT # 2 HOISTS FIRST ORE

&

MINING COMMENCES ON HIGH GRADE 4247 STOPE

Kirkland Lake Gold Inc. (the “Company”) commenced a massive data compilation of its gold properties 18 months ago, and recently engaged a team of exploration consultants to work with the Company’s geologists to study and make recommendations based upon the results. These targets consist of ore-bearing and unexplored vein systems and using the historic drilling success rate of 25% have a combined potential to host 15,000,000 tons of ore. The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner.

Camp-wide Exploration Program Launched

The plan was divided into surface and three underground programs – Shaft #3, Shaft #2 and Shaft #5 on the Lake Shore Property - and calls for a total expenditure of $21 million of which $5.2 million is for a new hoist for Shaft #5 and other development programs. This will funded in stages over its three year life.  The surface, Shaft #2 and Shaft #5 programs will be eligible for flow through funding, and the exploration at Shaft #3 will be funded through production.

This compilation has resulted in the data entry of 18,500 drill holes. Mine openings were digitalized for all five mines, along the more than 200 miles of levels. The data compilation process enabled the team to delineate a host of highly prospective targets that were not drilled or well understood in the past. The success of newly discovered D Zone, a north-south structure new to the previously mined east-west structures in the Camp, has insured that similar large north-south targets are to be followed up with drilling in this program.

Chris Pegg, former Exploration Manager of Ontario for Lac Minerals, led the consultant team due to his in-depth knowledge of the Kirkland Lake Camp. His international experience has brought a new perspective to the exploration effort, and his research has produced numerous surface targets.

Over the past six months, we have made a quantum leap in the understanding of the structural geology of the KL Gold Camp. This will lead to a renaissance of new discoveries both at surface and underground. The mood in Canada’s second largest gold camp is electrified.” said Chris Pegg.

George Nemcsok, former Chief Geologist at Macassa, also participated in the program, concentrating particularly in the identified numerous opportunities at the Kirkland Minerals boundary area.

“This will be the largest exploration program the Kirkland Lake Camp has ever seen. At last, this high-grade Camp will get the exploration drilling that it deserves. The thought that there exists a parallel structure out there with even a fraction of the ounces of the Main Break, suggests that the cost per ounce discovered through drilling could be lower than the historical range of between $2 and $7” said Michael Sutton, Chief Geologist.

Shaft #2 Hoists First Ore

The #2 Shaft, located approximately one mile east from the Shaft #3 complex, is a 4,600 foot timber shaft with a 1,600 hp drive capable of hoisting 800 tons of ore per day. A program to convert this shaft from an egress facility to a production shaft was begun during the mid-1990’s but not completed until this past summer by the Company. This conversion is an important step in the Company’s strategic plan to have multiple sources of production and improves access for exploration. A particularly significant target is a 2,500 foot unexplored strike length on the Main Break on the Kirkland Minerals property, which now can be accessed from the 2475 level via Shaft #2 .

“Our team did an excellent job re-commissioning the hoist and rehabbing Shaft #2 in meeting the October 7, 2003 deadline.” said John-Pierre Nosé, Project Manager. “We have now access to 16 reserve stopes and 71 stopes in the resource category on six different levels, and will launch definition drilling on previous drilling results outlined in a news release of May 12, 2003.”

Mining Commences at High Grade Stope 4247

Following the completion of the alimak raise, mining has commenced on the 4247 Stope, an important goal in the Company’s production plan. The first face assayed 0.6 ounces per ton over 9.2 feet, and actually lies outside of the reserve limits of the block. This 300 foot long block carries a probable reserve of 30,070 tons at 0.75 ounces per ton

Review by Qualified Person, Quality Control & Reports

The results of the Company’s mining program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes two ‘qualified persons’, Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

Scott Koyich

 (403) 215-5979

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	October 9, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer